Exhibit 21.1

List of Subsidiaries of TransMontaigne Partners LLC at December 31, 2024

Ownership of subsidiary	Name of subsidiary	Trade name	State/Country of organization
100%	TransMontaigne Operating GP L.L.C.	None	Delaware
100%	TransMontaigne Terminals L.L.C.	None	Delaware
100%	TPSI Terminals L.L.C.	None	Delaware
100%	TransMontaigne Operating Company L.P.	None	Delaware
100%	Razorback L.L.C.	None	Delaware
100%	TLP Operating Finance Corp.	None	Delaware
100%	TPME L.L.C.	None	Delaware
100%	TLP Finance Corp.	None	Delaware
100%	TLP Management Services L.L.C.	None	Delaware
100%	TransMontaigne Products Company L.L.C.	None	Delaware
100%	Pike West Coast Holdings, L.L.C.	None	Delaware
100%	Seaport Financing, L.L.C.	None	Delaware
100%	SeaPort Sound Terminal, L.L.C.	None	Delaware
100%	SeaPort Pipeline Holdings, L.L.C.	None	Delaware
100%	SeaPort Midstream Holdings, L.L.C.	None	Delaware